FILE NO: 333-

                                                                   CIK # 1350784

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact name of Trust: VAN KAMPEN UNIT TRUSTS, SERIES 603

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                           1221 Avenue of the Americas
                            New York, New York 10020

     D.   Name and complete address of agents for service:

         Mark J. Kneedy               Amy R. Doberman
         Chapman and Cutler LLP       Managing Director
         111 West Monroe Street       Van Kampen Investments Inc.
         Chicago, Illinois  60603     1221 Avenue of the Americas, 22nd Floor
                                      New York, New York  10020

     E. Title of securities being registered: Units of undivided fractional beneficial interest.

     F.   Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT
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The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.




                  Preliminary Prospectus Dated August 21, 2006

                       VAN KAMPEN UNIT TRUSTS, SERIES 603


            ENHANCED SECTOR STRATEGY, CONSUMER GOODS PORTFOLIO 2006-3

          ENHANCED SECTOR STRATEGY, CONSUMER SERVICES PORTFOLIO 2006-3

                ENHANCED SECTOR STRATEGY, ENERGY PORTFOLIO 2006-3

           ENHANCED SECTOR STRATEGY, BASIC MATERIALS PORTFOLIO 2006-3

          ENHANCED SECTOR STRATEGY, TELECOMMUNICATIONS PORTFOLIO 2006-3

              ENHANCED SECTOR STRATEGY, TECHNOLOGY PORTFOLIO 2006-3

              ENHANCED SECTOR STRATEGY, FINANCIALS PORTFOLIO 2006-3

              ENHANCED SECTOR STRATEGY, UTILITIES PORTFOLIO 2006-3

             ENHANCED SECTOR STRATEGY, HEALTH CARE PORTFOLIO 2006-3

             ENHANCED SECTOR STRATEGY, INDUSTRIALS PORTFOLIO 2006-3

             ENHANCED SECTOR STRATEGY, TOTAL MARKET PORTFOLIO 2006-3

         The attached final prospectus for a prior series of the Trust is hereby used as a preliminary prospectus for the above stated series. The narrative information and structure of the attached final prospectus will be substantially the same as that of the final prospectus for this series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each series has a unique portfolio. Accordingly the information contained herein with regard to the previous series should be considered as being included for informational purposes only.

         A registration statement relating to the Units of this series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

         (Incorporated herein by reference is the final prospectus from Van Kampen Unit Trusts, Series 583 (Registration No. 333-133582) as filed on May 31, 2006 and which shall be used as a preliminary prospectus for the current series of the Trust.)



                       CONTENTS OF REGISTRATION STATEMENT

   The Registration Statement comprises the following papers and documents:

        The facing sheet
        The prospectus
        The signatures
        The consents of independent public accountants and legal counsel

   The following exhibits:

     1.1  Trust Agreement (to be filed by amendment).

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 603 (File No. 333-122799) dated May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 439 (File No. 333-113234) dated April 27, 2004.

     3.1 Opinion and consent of counsel as to legality of securities being registered (to be filed by amendment).

     3.2 Opinion and consent of counsel as to the federal income tax status of securities being registered (to be filed by amendment).

     3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be filed by amendment).

     3.4 Opinion of counsel as to the Trustee and the Trust (to be filed by amendment).

     4.1  Consent of initial evaluator (to be filed by amendment).

     4.3 Consent of independent registered public accounting firm (to be filed by amendment).

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 519 (file No. 333-126450) dated October 4, 2005.

     7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 596 (file No. 333-134376) dated July 10, 2005.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Unit Trusts, Series 603 has duly caused the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 21st day of August, 2006.

                                              Van Kampen Unit Trusts, Series 603
                                                        By Van Kampen Funds Inc.


                                                          By /s/ JOHN F. TIERNEY
                                                     ---------------------------
                                                              Executive Director

         Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed below on August 21, 2006 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Michael P. Kiley                    Managing Director                         )

Edward C. Wood, III                 Managing Director                         )

                                                             /s/ JOHN F. TIERNEY
                                                         -----------------------
                                                             (Attorney-in-fact*)

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     * An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference.